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                           [BAR & KARRER LETTERHEAD]


                                                                     Exhibit 5.3


                                                              September 28, 2000

UBS AG,
     Bahnhofstrasse 45,
          Zurich, Switzerland.

Dear Ladies and Gentlemen:

     In connection with the registration under the Securities Act of 1933 (the "Act") of the Subordinated Guarantee of UBS AG, a bank organized under the laws of Switzerland, with respect to the ___% Noncumulative Company Preferred Securities listed by UBS Preferred Funding Company I, we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

     Upon the basis of such examination, we advise you that, in our opinion, the UBS AG Subordinated Guarantee Agreement has been duly authorized, and will have been duly executed and delivered by UBS AG when executed and delivered by Luqman Arnold and Robert Mills.


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UBS AG

     The foregoing opinion is limited to Swiss law and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

     Also, we have relied as to certain matters on information obtained from public officials, officers of UBS AG and other sources believed by us to be responsible.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading "Validity of the Securities" in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under
Section 7 of the Act.

                                                  Very truly yours,



                                                  /s/ Bar & Karrer